August 2, 2024

Sean Hsieh
Chief Executive Officer of Concreit Inc.
CONCREIT FUND I LLC
1201 3rd Avenue, Suite 2200
Seattle, Washington 98101

        Re: CONCREIT FUND I LLC
            Offering Statement on Form 1-A
            Filed July 2, 2024
            File No. 024-12457
Dear Sean Hsieh:

       We have reviewed your offering statement and have the following comments.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
General

1. We note your disclosure on page 85 that "[s]ettlement may occur up to 60 days after a prospective investor submits a subscription agreement." Please tell us how your offering complies with the prohibition in Rule 251(d)(3) against delayed offerings.
2. Please revise your risk factors section to disclose that the investors will have voting rights only with respect to certain matters, primarily relating to amendments to your Operating
       Agreement that would adversely change the rights of the Investor Shares, and the removal
       of Manager for    cause   .
3. Please revise to disclose your historical NAV information. Furthermore, please confirm that you will disclose NAV information in your future semi-annual and annual reports.
4. We note your response to Item 4 in Part I that you have raised $3,815,533.00 in sales of securities in qualified offering statements within the prior 12 months. Please revise your response to Item 6 in Part I to also address those sales of investor shares.
5. We note your disclosure that as of May 31, 2024, you have issued and sold 13,542,002
 August 2, 2024
Page 2

       Investor Shares in the amount of $12,999,115. We also note that you filed a 1-A POS on
       May 7, 2021, which was qualified on May 13, 2021. Additionally, we note your Form 1-
       K for the fiscal year ended December 31, 2023, indicates that the proceeds from the sale of investor shares were $4,847,603 in 2023 and $4,408,013 in 2022. We also note your
       Form 1-K for the fiscal year ended December 31, 2022, indicates that the proceeds for the sales of investor shares was $2,687,237 in 2021. Please advise us of all the sales of
       Investor Shares made from May 13, 2021, through July 2, 2024, and clarify whether the sales were made under Regulation A, Regulation D, or other exemptions. Please advise us of the exemption(s) relied upon for those sales and how you have complied with each exemption. Please also tell us what information was provided to these investors in connection with their purchases.
Cover page

6. We note the top right of your cover page states that this is the "Offering Circular
       Amendment No. 2 dated June 25, 2024." Please revise, here and elsewhere, to reflect that this is an offering statement on Form 1-A filed on July 2, 2024.
7. It appears you are attempting to conduct an at the market offering which is not permitted under Rule 251(d)(3)(ii) of Regulation A. Please revise or advise.
8. We note your disclosure that as of May 31, 2024, you have issued and sold 13,542,002
       Investor Shares through a registered broker-dealer, in the amount of $12,999,115. Please advise us of the amount of Investor Shares that have had been sold within the past 12 months in your Regulation A offering. In this regard, we note your disclosure on page 50 that "[s]ubsequent to December 31, 2023, the Fund has approximately raised an additional
       $1,053,289." We also note your response to Item 4 in Part I that you have raised
       $3,815,533.00 in sales from qualified offering statements within the prior 12 months.
       Revise your total offering amount of    up to $75,000,000 in Investor
Shares    to reflect
       your prior sales of investor shares sold pursuant to other offering statements within the 12 months before the start of the current offering. See Securities Act Rule 251(a)(2).
9. Please revise your cover page to indicate that the offering will terminate three years from the qualification date of the offering. See Rule 251(d)(3)(i)(F).
10. We note your disclosure that you "intend to qualify" as a REIT for U.S. federal income tax purposes. However, your disclosure on pages 62 and 64 seem to indicate that you intended to qualify as a REIT beginning with the "taxable year ended December 31,
       2022." Please revise to clarify whether you have yet elected to be taxed as a REIT. Also revise to update your disclosures through out the offering statement to reflect the company's current operations and current status as applicable.
11. We note your statement that you have a "limited operating history." However, it appears that you have been operating for several years. In this regard, we note that you were formed on May 24, 2019 and your initial 1-A was qualified on May 21, 2020. Please update your offering statement to address these events and other important events as appropriate.
12.    We note that you have included    Proceeds from the Private Placement to
Accredited
       Investors under Regulation D    and    Proceeds to Us from the Private
Placement to our
       Sponsor    in your offering table. We do not understand why you have
included these
 August 2, 2024
Page 3

       proceeds in your offering table since the offering statement does not cover your
       Regulation D private placement offering nor your private placement to your Sponsor.
       Please remove both of the private placement proceeds from your offering table on the cover page.
Table of Contents, page i

13. Please revise to include the page numbers and the hyperlinks to "Properties and
       Securities" and "Direct Reinvestment Plan" sections.
Summary, page 1

14. Please revise your disclosure that you are a "recently organized" Delaware limited liability company. Given your disclosure on page F-8 that you were formed on May 24,
       2019, it appears that you were formed more than five years ago. Revise to indicate the date Concreit Fund I LLC was formed.
Our Organizational Structure, page 3

15. Please revise your organizational structure chart so that the texts are clearly legible.
Management Compensation, page 4

16. To the extent that any management compensation has been awarded, earned or paid, please revise your tables, here and on page 35, to disclose the amounts of management compensation. For example, please indicate the amounts of organization and offering expenses paid by the Manager and the amounts reimbursed to the Manager. We also note that the company has made four private equity investments and sixteen debt investments as noted in the Investments section on page 29. It appears to us that the noted fees in the
       Management Compensation section, on page 35, have either been awarded to, earned by, or paid to the Manager in connection with those noted investments. See
Item 22 of Form
       S-11 and Item 402 of Regulation S-K.
Related Fees Paid by Unaffiliated Third Parties, page 6

17. We note that you were formed more than five years ago on May 24, 2019. Please disclose, here and on page 38, the amounts of any related fees paid by unaffiliated third parties to your manager as of the date of this offering statement. If no related fees paid by unaffiliated third parties have been paid up to the date of the offering statement, then clearly indicate that in this section.
Distributions, page 7

18. Please revise to clarify when you intend to make the election to be taxed as a REIT.
Valuation and Net Asset Value (NAV) Policies, page 8

19. We note your disclosure that your $0.96 price per share is based on your current net asset value. Please revise your offering circular to include a quantitative valuation breakdown
       (e.g., fair value of equity investments, fair value of loans and participations held for investment), or tell us how you determined such disclosure is not necessary.
20. Please provide us, on a supplemental basis, with your template for future NAV
 August 2, 2024
Page 4

       disclosures.
Risk Factors
The Company and its Manager are newly formed entities . . . , page 11

21. We note your disclosure that both you and your manager were formed on May 24, 2019.
       Since it has been more than five years since their formations, please revise your disclosure that the company and your manager are "newly formed entities with no operating history."
By purchasing Investor Shares in this Offering, you are bound by the jury trial waiver provisions .
.. ., page 13

22. We note that your Operating Agreement and Subscription Agreement contain jury trial waiver provisions. Please revise to clearly disclose:
           the risks of the provision or other impacts on shareholders, such as the increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and discouraging claims or limit
          shareholders    ability to bring a claim in a judicial forum that
they find favorable;
           the impact on claims arising under other laws; and whether or not the provision applies to purchasers in secondary transactions.
By purchasing Investor Shares in this Offering, you are bound by the arbitration provisions . . . , page 14

23. We note your disclosure that your Subscription Agreement contains arbitration provisions. However, it appears that your Operating Agreement also includes arbitration provisions. Please revise to state that your Operating Agreement contains arbitration provisions. Moreover, please revise to clearly disclose:
           the impact on claims arising under other laws; and whether or not the provision applies to purchasers in secondary transactions.
We may not be successful in availing ourselves of the Investment Company Act exclusions . . . , page 16

24. Please expand your disclosure about the consequences if you were deemed to be an investment company under the Investment Company Act of 1940. For example, please disclose that if you were deemed to be an investment company, you would be ineligible to conduct this offering under Regulation A.
Use of Proceeds, page 28

25. Please revise to indicate the principal purposes for which the net proceeds to the issuer from the Investor Shares being offered are intended to be used and the approximate amount intended to be used for each principal purpose. See Item 8 of Form S-11 and Item
       504 of Regulation S-K.
26. We note that you have included the net proceeds from your private placements in the Use of Proceeds section. Please remove the net proceeds from your private placements from the use of proceeds table or advise us why the private placements should be included in your Item 504 of Regulation S-K disclosure.
 August 2, 2024
Page 5

Management
Managing-Member of Our Manager, page 32

27. We note your disclosure on page 39 that your sponsor's officers acting on behalf of your manager will have to allocate their time among the company, your sponsor s business and other programs and activities in which they are involved. To the extent they are working part-time, please revise to state approximately the average number of hours per week or month such person works or is anticipated to work.
28. Please revise to disclose the age of your management team, including the Investment
       Advisory Committee. Furthermore, please revise this section to specifically disclose your
       management   s business experience over that past five years and include their dates of
       employment. Finally, revise to address the principal business of Talon Private Capital,
       Vibrant Cities, Avidian Technologies, Columbia Pacific Advisors, Arch River Capital
       LLC and Arch River Navigator Fund I LP. Please refer to Item 21 of Form S-11 and Item
       401 of Regulation S-K.
29.    We note your statements that    the company leverages distributed ledger
tech in its
       approach to fund and asset management for scale and truth in accounting. Please revise to clarify the meaning of your statements.
Principal Securityholders, page 38

30. Revise to indicate the number of directors and executive officers of the Sponsor and indicate the beneficial ownership of the directors and executive officers of the Sponsor as a group.
31. Supplementally advise us who are the directors and executive officers of the Sponsor.
Conflicts of Interest and Related Party Transactions, page 39

32. Please revise to address the amount of fees paid to the Manager along with any other transactions required by Item 404 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
46

33. We note your disclosure in footnote 3 to your table on page F-12. Please tell us and revise your Management's Discussion and Analysis to disclose if there have been any updates related to your manager transferring the private equity investment to an affiliate entity. In addition, your revision should specify if there is any written agreement in place related to an affiliate transfer for this investment.
Prior Performance Summary, page 50

34. We note your statement that your Manager "has limited operating experience." However, since it appears that your Manager has been in operation for more than five years, since
       May 2019, please revise this section accordingly. If applicable, please revise disclosure for prior programs with similar investment objectives as required by
       Industry Guide 5. See Item 7(c) of Form 1-A.
 August 2, 2024
Page 6

Description of Membership Interests and Certain Provisions of Our Operating Agreement
Exclusive Forum Provision, page 54

35. We note that your Operating Agreement states that the Delaware courts or the Federal courts located in Delaware are the exclusive forums for any controversies or disputes arising from the Operating Agreement, except as to any disputes or controversies
       pertaining to the removal of the Company   s Manager. Please revise to
clearly disclose:
           any risks or other impacts on investors, such as increased costs to bring a claim and that these provisions can discourage claims or limit investors ability to bring a claim in a judicial forum that they find favorable; and any uncertainty about enforceability.
Redemption Plan
Amendment or Suspension of the Plan, page 59

36. We note that your manager, "in its sole discretion, may amend or suspend the Redemption
       Plan at any time it determines that such amendment or suspension is in
the Company   s
       best interests." Please revise your risk factors section to disclose this risk.
Reinvestment Plan, page 60

37. We note that your Reinvestment Plan appears to be very similar to an automatic roll-over plan where the members are automatically reinvested in additional Investor Shares unless they opt-out of the plan. We continue to consider your Reinvestment Plan and may have further comments.
Signatures, page 91

38. Please have a majority of the members of the board of directors of Concreit Inc. sign the offering statement or revise to include those capacities.
Exhibits

39. In an amended filing on Form 1-A, please provide the consent of your independent auditor related to the financial statements included within your filing. In addition, such consent should acknowledge the reference to their firm as an expert in accounting and auditing as disclosed on page 88.
40. Although your index of exhibits indicates that Exhibit 12.1 is "filed [h]erewith," it does not appear that the exhibit has been filed. Please file Exhibit 12.1 which is the opinion of
       Sosnow & Associates PLLC as to the legality of the securities being qualified.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257
 August 2, 2024
Page 7

of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Saher Hamideh, Esq.